

Mail Stop 4631

February 23, 2016

Via E-mail
Mr. Brent W. Bedford
Chief Executive Officer
Perpetual Industries, Inc.
5-8720 Macleod Trail South, #110
Calgary, Alberta, Canada T2H OM4

RE: **Perpetual Industries, Inc.**
          Form 10-K for the Year Ended July 31, 2015
          Filed December 18, 2015
          File No. 0-55248

Dear Mr. Bedford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8: Financial Statements and Supplementary Data, page 26

1.   We note that you have not included an audit opinion in your Form 10-K for the year ended July 31, 2015. Please amend your Form 10-K to include an audit opinion from a PCAOB independent registered public accounting firm. Refer to Rule 2.02 of Regulation S-X. We also note that you have not included certifications in your filing. We remind you to include currently dated certifications that refer to the Form 10-K/A in your amended Exchange Act filing. If you are unable to obtain an audit opinion from a PCAOB independent registered public accounting firm at this time, please tell us when you will be able to do so.

Item 9A: Controls and Procedures, page 44

Management's Report on Internal Control over Financial Reporting, page 44

2.   We note that you have not included management's annual report on internal control over financial reporting. Please amend your Form 10-K for the year ended July 31, 2015 to include management's annual report on internal control over financial reporting. Your management report should include the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. If management decides to use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework,* please disclose whether you utilized the 1992 or 2013 version when performing your assessment; and

- Management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Refer to Item 308(a) of Regulation S-K.

Exhibit

3.   Please amend your annual report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

General

4.   We note that you have not filed your Form 10-Q for the quarter ended October 31, 2015. Please file your Form 10-Q as soon as possible or let us know when you plan to file this periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Melinda Hooker, Staff Accountant at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction